starchive

NextGen `Dropbox` for the Creative Economy


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What would Dropbox look like if it was built today, with **Web3 technology**, for the **creator economy?**


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Starchive Demo 2022
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introducing

Starchive

Click To Watch Video



Starchive Demo 2022
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Organizing, Sharing, & Monetizing – Seemlessly.

AI tagging means everything will be easier to find and build on down the road.

Group combinations of your assets, without duplicating anything, and delete the collection without deleting the original files

You're in control of who has access to what, and you never have to worry about who can see your assets, data, or metadata.

You can mint NFTs, with no gas fees, from your Starchive. Pay nothing until you sell.

We've spent years **innovating with icons**

Bob Dylan, New York Philharmonic,
The Property Brothers, Studs Terkel,
Essence Magazine, the MET, and many more....

PROPERTY BROTHERS ESSENCE THE MET

JERRY GARCIA NEW YORK PHILHARMONIC LEONARD COHEN

NOW we have launched Starchive to **serve every creator** from day 1 of their journey.



We currently have

80,000+

Creators on Starchive

We're up from 200 creators Jan 2021

12,000

users signed up in a single day

6,800+

new creators signing up every month


80,000
60,000
40,000
20,000
0
Jan 2021
Mar 2021
Jun 2021
Sep 2021
Dec 2021
Mar 2022
Aug 2022

we have reached **impressive** metrics

IN A SHORT AMOUNT OF TIME



80,000+ Creators



15M+ total assets



$5.7M invested to date



10,000+ creators from Canva



225+ new creators signing up every day



25,000+ files uploaded every day



3M+ assets in a single Starchive



60,000+ creators from TikTok



211 countries and territories

THE CREATOR ECONOMY IS PROJECTED TO BE WORTH $2.25 TRILLION IN THE NEXT 8 YEARS

The addressable market is **massive.**

filmmakers on Seed&Spark

Yoga Instructor teaching Zoom classes

Makers selling digital art on Etsy

mechanic making tutorials on YouTube

Artists on Patreon

musicians on Spotify

Influencers on TikTok

Mompreneurs selling templates on Creative Market

	Advanced Digital Asset Management Software			Simple Cloud Storage & Sharing	
	bynder	Brandfolder	starchive	Dropbox	Drive
EASE-OF-USE	◐	◐	●	◐	◐
AFFORDABILITY	○	○	●	●	●
ROBUSTNESS	●	●	●	◐	○
WEB3	○	○	●	○	○

starchive's

Business Model

Example funnel with 1M total Starchive accounts by Dec 2023

1M total Starchive accounts

970,000 Freemium

30,000 Paid SaaS Accounts

10,000 Web3 Accounts

> $4.6M

- New Users through TikTok, Instagram, Canva, etc.
- **3 Tiers:**
  Basic $120 ARPU - 90%
  Pro $240 ARPU - 9%
  Premium $2,500 ARPU - 1%
- Web3 Domain Integration, Metaverse Integrations, commission on NFT sales
- *Projected revenues only contemplate Saas side of the model, but expect to generate 50-100% in additional Web3 related rev.

the future

A POWERFUL OPPORTUNITY

for our partners


70K users
$300K ARR
TODAY
1M users
$4M ARR
YEAR 1
5M users
$20M ARR
YEAR 2
10M users
$40M ARR
YEAR 3
20M users
$80M ARR
YEAR 4

WE ARE ACCOMPLISHED CREATOR-TECH

LEADERS & ENTREPRENEURS



PETER AGELASTO

FOUNDER, PRODUCT VISION

Co-Owner: Monkeyclaus Recording Studio; Founder: Bluewall Media; Musician, Self-Taught Developer, Archaeologist



RICHARD AVERITT

FOUNDER, CEO

Co-Founder & COO : Jawfish Games (Aquired); Founder: A Part Of Something Big; Co-Founder: The Well Project, Angel Investor, & Photographer



LEXA POPE

ADVISOR

Former Director Of Global Marketing: Facebook
Former Director Of AdWords N America: Google



SHAILESH RAO

ADVISOR

Former VP: Google & Twitter; Former Partner: TPG; Prominent Advisor & Investor

TPG



RISHI JAITLY

ADVISOR

CEO: TimesBridge, Ex-Google/Youtube, Former VP: Twitter Asia Pacific/Middle East, Civic Entrepreneur

YouTube

Fundrasing

Present funding round is to **accelerate** product development, business development and scale-up production


Research & Develop
30.0%
New User Acquisition
45.0%
Test & Iterate
10.0%
Wefunder Fees
6.5%
Working Capital
8.5%

We are Raising **$5M**

- To be the company that fills the gap for creators
- We have brand-defined clients and a very serious technical lead
- With your investment, we will accelerate and dominate this new category

the future

WEB3 INTEGRATION

for **total** creator control

- Web3 .starchive domains that are wallet aware for every paid subscriber
- Starchive will connect directly to a creator's domain for token gated access to content or interactions with their community. (Patreon substitute)
- SubDomains will be owned by the creator in perpetuity
- Top level domain (TLDR) governed and managed by a DAO with a STAR utility and governance token
- Integrations with metaverse environments to display and stream your Starchive content in virtual worlds

Welcome to the

CREATOR-TECH (R)EVOLUTION

a movement to give creators ownership and control over the things they create


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JOIN US!

Richard Averitt, CEO

434-262-3418

richard@starchive.io

starchive.io